William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
February 21, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549 — 7010
Attn:	Tangela Richter Carmen Moncada-Terry
Re.	Horizon Offshore, Inc. Schedule 14C Filed January 30, 2006 Filed January 31, 2006 File No. 1-16857
Ladies and Gentlemen:
     This letter is being filed on behalf of Horizon Offshore, Inc. (the “Company”) in response to the comment received from the Commission’s staff by facsimile transmission on February 16, 2006 with respect to the above-captioned Information Statement on Schedule 14C filed January 31, 2006 (the “Information Statement”). In order to avoid the expense associated with a responsive filing, we’d appreciate the staff’s review of our proposed revision to the Information Statement on a supplemental basis. To expedite your review of the responses set forth below, we have numbered and reproduced in italics the full text of the staff’s comments, each of which is followed by the response.
     We have used terms below that should be clear from context as used in the amendments, including the use of “we,” “us” and “our,” to refer to Horizon Offshore, Inc.
General
1.	Although your shareholders have approved by written consent the proposal to decrease the number of authorized shares, we note that the number of unissued, authorized shares will increase as a result of the reverse stock split. Advise whether you have any current plans, proposals or arrangements to issue any of such shares.

     Response
     Presently, the Company has 759,381,016 shares of common stock outstanding which represents approximately 50.6% of the authorized common stock of the Company. After implementation of the reverse stock split amendment and the decrease in authorized stock amendment, the Company will have approximately 30,375,241 shares of common stock outstanding which will represent approximately 30.4% of the authorized common stock of the Company. Therefore, after the implementation of the two amendments, the percentage of authorized and unissued common stock of the Company will increase from approximately 49.4% to 69.6%, or by approximately 20%.
     The Company has no present plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except for any shares that may be issued upon the exercise of stock options granted under the Company’s incentive plans. The Company’s currently outstanding employee stock options are substantially out-of-the-money. The Company does, however, expect to continue to make stock awards to its directors and employees in accordance with the terms of the Company’s 2005 Stock Incentive Plan. Below, please find our proposed disclosure for insertion into the Information Statement. For your convenience, the proposed revision is marked against the text of the pertinent section of the Information Statement.
     “Purposes of the Amendment
      We are currently authorized to issue 1,500,000,000 shares of common stock. Our board of directors believes that a decrease in the number of authorized shares of common stock from 1,500,000,000 shares to 100,000,000 shares is in the Company’s best interests because the board of directors believes that a decrease in the authorized number of shares of common stock of the Company will result in a capital structure that more accurately represents, and is more in conformance with, a realistic capital structure for a company of our size. Also, the board of directors does not foresee a need in the near term to issue numbers of shares approaching the amount currently authorized and unissued. Hence, the board of directors believes that the Company currently has more authorized shares of common stock than are useful. However, the decrease in authorized capital will still allow the Company to respond promptly and effectively to opportunities involving the issuance of shares of common stock. The Company has no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except for any shares that may be issued upon the exercise of stock options granted under the Company’s incentive plans.”

     Thank you for your assistance with this filing. If you have questions or comments, please call the undersigned at your convenience at (504) 582-8278.
Sincerely,
/s/ William B. Masters
William B. Masters
cc:	David Sharp William B. Gibbens